Exhibit 99.1

Joint Filer Information

Name of Joint Filer:	General Electric Company

Address of Joint Filer:	41 Farnsworth Street
Boston, MA 02210

Relationship of Joint Filer to Issuer:	10% Owner

Issuer Name and Ticker or Trading Symbol:	Neuronetics, Inc. (STIM)

Date of Event Requiring Statement (Month/Day/Year):	6/27/2018

Designated Filer:	GE Ventures Limited

Signature:

GENERAL ELECTRIC COMPANY

/s/ Robert Morimoto
Name:	Robert Morimoto
Title:	Attorney-in-fact

June 27, 2018
Date